CUTLER LAW GROUP

M. Richard Cutler, Esq

Corporate Securities Law

M Gregory Cutler, Esq.

Admitted in California & Texas

Admitted in Florida

June 28, 2011

Stephen Krikorian, Accounting Branch Chief

Evan S. Jacobson, Staff Attorney

Mark P. Shuman, Branch Chief - Legal

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:

Competitive Technologies, Inc.

Form 10-K for the Fiscal Year Ended July 31, 2010 Filed October 27, 2010

Form 10-K/A for the Fiscal Year Ended July 31, 2010 Filed March 4, 2011

Form 10-Q for the Quarterly Period Ended October 31, 2010 Filed December 15, 2010

Form 10-Q/A for the Quarterly Period Ended October 31, 2010 Filed March 4, 2011

Transition Report on Form 10-Q for the Transition Period from November 1, 2010 to December 31, 2010 Filed February 22, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 20, 2011

Form 8-Ks Filed on September 13, 2010, December 15, 2010,

February 11, 2011, March 1, 2011, April 19, 2011, and May 4, 2011

File No. 001-08696

Gentlemen and Ladies:

We are in receipt of your correspondence dated May 25, 2011, and addressed to Johnnie D. Johnson, Chief Executive Officer and Chief Financial Officer of the Company.  We acknowledge and recognize that the Commission has requested our response within ten businesses days, and that our letter of June 8 had stated that we expected to have our response on or before June 22, 2011.  This letter is to request an additional extension of time in order to submit our response to comments contained in your letter of May 25.

Although we have attempted to have our response completed by the extended deadline, the Company has been unable do.  Our responses to your comments include substantive changes to our 10-K; these changes have necessitated full review by our management, and by our auditor at both the account manager and peer review level.  We currently have completed our draft responses and draft amended filings, but have not yet been able to complete the full review process.

We anticipate completing and filing our response letter and related amended filings on or before Friday, July 1, 2011, but in any case within an additional ten business days from the prior extended deadline of June 22.  Should we need any additional time, we will notify you immediately and request such additional time in a Correspondence filing through EDGAR.

3355 W. Alabama St. Suite 1150

Tel (713) 888-0040

Houston, Texas 77098

www.cutlerlaw.com

Fax (800) 836-0714

CUTLER LAW GROUP

Please feel free to call me at any of the numbers listed on this letter if you have further questions or comments.

Best Regards,

\s\ M Gregory Cutler

M Gregory Cutler

3355 W. Alabama St. Suite 1150

Tel (713) 888-0040

Houston, Texas 77098

www.cutlerlaw.com

Fax (800) 836-0714